                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                          King World Productions, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    495667105
                                 (CUSIP Number)

Roger King                                       Mark J. Tannenbaum, Esq.
King World Productions, Inc.                     Reboul, MacMurray, Hewitt,
1700 Broadway                                      Maynard & Kristol
New York, New York 10019                         45 Rockefeller Plaza
Tel. (212) 315-4000                              New York, New York 10111
                                                 Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 3, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 495667105                                            Page 2 of 9 Pages


1)   Name of Reporting Person               Roger King
     S.S. or I.R.S. Identification
     No. of Above Person
- --------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
- --------------------------------------------------------------------------------
3)   SEC Use Only

- --------------------------------------------------------------------------------
4)   Source of Funds                        Not Applicable
- --------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                        United States
- --------------------------------------------------------------------------------
Number of               7)   Sole Voting    2,024,900 shares of
Shares Beneficially          Power          Common Stock, $.01
Owned by Each                               par value
Reporting Person:
                             ---------------------------------------------------
                        8)   Shared Voting
                             Power               0
                             ---------------------------------------------------
                        9)   Sole Disposi-  2,024,900 shares of
                             tive Power     Common Stock, $.01 par
                                            value
                             ---------------------------------------------------
                        10)  Shared Dis-
                             positive Power      0
                             ---------------------------------------------------

11)  Aggregate Amount Beneficially          2,024,900 shares of
     Owned by Each Reporting Person         Common Stock, $.01
                                            par value
- --------------------------------------------------------------------------------

12)  Check if the Aggregate                 Excludes 5,750 shares
     Amount in Row (11)                     of Common Stock, $.01 par
     Excludes Certain Shares                value, held by the
                                            Reporting Person's wife
- --------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                5.4%
     Amount in Row (11)
- --------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                 IN

CUSIP No. 495667105                                            Page 3 of 9 Pages


1)   Name of Reporting Person               Michael King
     S.S. or I.R.S. Identification
     No. of Above Person
- --------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
- --------------------------------------------------------------------------------
3)   SEC Use Only

- --------------------------------------------------------------------------------
4)   Source of Funds                        Not Applicable
- --------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                        United States
- --------------------------------------------------------------------------------
Number of               7)   Sole Voting    2,158,150 shares of
Shares Beneficially          Power          Common Stock, $.01
Owned by Each                               par value
Reporting Person:
                             ---------------------------------------------------
                        8)   Shared Voting
                             Power               0
                             ---------------------------------------------------
                        9)   Sole Disposi-  2,158,150 shares of
                             tive Power     Common Stock, $.01 par
                                            value
                             ---------------------------------------------------
                        10)  Shared Dis-
                             positive Power       0
                             ---------------------------------------------------

11)  Aggregate Amount Beneficially          2,158,150 shares of
     Owned by Each Reporting Person         Common Stock, $.01
                                            par value
- --------------------------------------------------------------------------------

12)  Check if the Aggregate                 Excludes 600 shares of
     Amount in Row (11)                     Common Stock, $.01 par
     Excludes Certain Shares                value, indirectly owned
                                            by the Reporting Person's
                                            wife
- --------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                              5.7%
     Amount in Row (11)
- --------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                      IN

CUSIP No. 495667105                                            Page 4 of 9 Pages

- --------------------------------------------------------------------------------
1)   Name of Reporting Person               Richard King
     S.S. or I.R.S. Identification
     No. of Above Person
- --------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
- --------------------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------------------
4)   Source of Funds                        Not Applicable
- --------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                        United States
- --------------------------------------------------------------------------------
Number of               7)   Sole Voting    1,945,161 shares of
Shares Beneficially          Power          Common Stock, $.01
Owned by Each                               par value
Reporting Person:
                             ---------------------------------------------------
                        8)   Shared Voting
                             Power               0
                             ---------------------------------------------------
                        9)   Sole Disposi-  1,945,161 shares of
                             tive Power     Common Stock, $.01 par
                                            value
                             ---------------------------------------------------
                        10)  Shared Dis-
                             positive Power      0
                             ---------------------------------------------------

11)  Aggregate Amount Beneficially          1,945,161 shares of
     Owned by Each Reporting Person         Common Stock, $.01
                                            par value
- --------------------------------------------------------------------------------

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
- --------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          5.2%
     Amount in Row (11)
- --------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  IN

CUSIP No. 495667105                                            Page 5 of 9 Pages


1)   Name of Reporting Person               Diana King
     S.S. or I.R.S. Identification
     No. of Above Person
- --------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
- --------------------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------------------
4)   Source of Funds                        Not Applicable
- --------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                        United States
- --------------------------------------------------------------------------------
Number of               7)   Sole Voting    2,120,900 shares of
Shares Beneficially          Power          Common Stock, $.01
Owned by Each                               par value
Reporting Person:
                             ---------------------------------------------------
                        8)   Shared Voting  55,000 shares of
                             Power          Common Stock, $.01
                                            par value
                             ---------------------------------------------------
                        9)   Sole Disposi-  2,120,900 shares of
                             tive Power     Common Stock, $.01 par
                                            value
                             ---------------------------------------------------
                        10)  Shared Dis-    55,000 shares of
                             positive Power Common Stock, $.01
                                            par value
                             ---------------------------------------------------

11)  Aggregate Amount Beneficially          2,175,900 shares of
     Owned by Each Reporting Person         Common Stock, $.01
                                            par value
- --------------------------------------------------------------------------------

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
- --------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          5.8%
     Amount in Row (11)
- --------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  IN

CUSIP No. 495667105                                            Page 6 of 9 Pages

                         Amendment No. 8 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 23, 1985, as amended by Amendment No. 1 thereto filed on June 11, 1987, Amendment No. 2 thereto filed on January 13, 1988, Amendment No. 3 thereto filed on May 10, 1991, Amendment No. 4 thereto filed on December 31, 1992, Amendment No. 5 thereto filed on March 12, 1993, Amendment No. 6 thereto filed on July 7, 1993 and Amendment No. 7 thereto filed on January 12, 1995 (as so amended, the "Schedule 13D").

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of King World Productions, Inc., a Delaware corporation ("King World" or the "Issuer"). The principal executive offices of the Issuer are located at 1700 Broadway, New York, NY 10019.

Item 2.   Identity and Background.

          (a) This statement is being filed by Roger King, Michael King, Richard King and Diana King (collectively, the "Reporting Persons"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          (b) The business address of each of the Reporting Persons is c/o King World Productions, Inc., 1700 Broadway, New York, NY 10019.

          (c) Roger King is the Chairman of the Board and a Director of King World. Michael King is the President and Chief Executive Officer and a Director of King World. Richard King is principally engaged in real estate development in Florida and is a Director of King World. Diana King is the Vice President and Corporate Secretary and a Director of King World.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating
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CUSIP No. 495667105                                            Page 7 of 9 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          No funds or other consideration were paid or given by any of the Reporting Persons to acquire the Common Stock he or she owns. With the exception of presently exercisable options to purchase 240,000 shares of Common Stock held by each of Roger King and Michael King, which were granted pursuant to the Issuer's Incentive Equity Compensation Plan for Senior Executives, each of the Reporting Persons received his or her Common Stock by means of gift or bequest from the late Charles and Lucille King, the founders of King World and the parents of the Reporting Persons.

Item 4.   Purpose of Transaction.

          The Reporting Persons hold their Common Stock for purposes of controlling and managing King World and for investment purposes. No plans, proposals or future transactions of any type are presently contemplated by any of the Reporting Persons with respect to the Common Stock.

Item 5.   Interest in Securities of the Issuer.

          (a) The following information is based on a total of 37,490,595 shares of Common Stock outstanding, as reported in the Issuer's most recent quarterly report on Form 10-Q.

          As of the date hereof, Roger King beneficially owns 2,024,900 shares of Common Stock, or approximately 5.4% of the Common Stock outstanding, and Michael King beneficially owns 2,158,150 shares of Common Stock, or approximately 5.7% of the Common Stock outstanding, which calculations include options held by each of Roger King and Michael King to purchase 240,000 shares of Common Stock. Such options are presently exercisable at a weighted average exercise price of $12.80. Richard King beneficially owns 1,945,161 shares of Common Stock, or approximately 5.2% of the Common Stock outstanding. Diana King beneficially owns 2,175,900 shares of Common Stock, or approximately 5.8% of the Common Stock outstanding. Collectively, the Reporting Persons currently beneficially own an aggregate 8,304,111 shares of Common Stock, or approximately 22.0% of the Common Stock outstanding.

          (b) Of the shares of Common Stock reported as beneficially owned by Diana King, 55,000 shares are held by a charitable foundation of which she is a director and an officer, and she may be deemed to share the power to vote, direct the vote,
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CUSIP No. 495667105                                            Page 8 of 9 Pages

dispose, or direct the disposition of such shares. Otherwise, each of the Reporting Persons holds all of his or her Common Stock with the sole power to vote, direct the vote, dispose or direct the disposition thereof.

          (c) Each of the Reporting Persons sold 109,000 shares of Common Stock in market transactions on May 3, 1996, at an average price of $42.0576 per share.

          (d) Except as described in this statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of
          the Issuer                                 .

          On May 1, 1991, the Issuer and the Reporting Persons terminated the stockholders agreement that had previously existed among them and entered into a new agreement (the "Stockholders Agreement") that imposes certain restrictions upon the transfer by the Reporting Persons of the shares of King World Common Stock held by them. A copy of the Stockholders Agreement was filed with the Commission as Exhibit 10.1 to King World's Report on Form 8-K dated May 6, 1991, and was incorporated in the Schedule 13D by reference thereto. Under the terms of the Stockholders Agreement, the Reporting Persons have each agreed not to sell or otherwise transfer more than the greater of 200,000 shares of Common Stock and 10% of his or her aggregate holdings of Common Stock in any calendar year during the term of such Agreement, provided that not more than 250,000 shares of Common Stock may be sold in the public securities markets by any Reporting Person in any period of three consecutive months. This limitation does not apply to transfers of Common Stock other than in the public securities markets, or to sales in such markets by the executor or administrator of an estate of a Reporting Person or the trustee of a trust includible in the gross estate of a deceased Reporting Person to the extent of the federal estate or inheritance taxes payable upon the death of such Reporting Person. The Stockholders Agreement also provides that the Issuer has a right of first refusal with respect to any sale of Common Stock by a Reporting Person.

Item 7.   Material to be Filed as Exhibits.

          Stockholders Agreement, dated as of May 1, 1991, among the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K dated May 6, 1991)

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CUSIP No. 495667105                                            Page 9 of 9 Pages

                                    Signature

          After reasonable inquiry and the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 1996

                                                  /s/ Roger King
                                         ---------------------------------
                                                    Roger King


                                                 /s/ Michael King
                                         ---------------------------------
                                                   Michael King


                                                 /s/ Richard King
                                         ---------------------------------
                                                   Richard King


                                                  /s/ Diana King
                                         ---------------------------------
                                                    Diana King